Fulton Financial Corporation

One Penn Square

P.O. Box 4887

Lancaster, Pennsylvania 17604

December 22, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC, 20549

Attn: Robert Arzonetti

Re:	Fulton Financial Corporation
Acceleration Request
Registration Statement on Form S-4/A
File No. 333-292122

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, and in connection with the above-referenced Registration Statement (the “Registration Statement”), Fulton Financial Corporation, a Pennsylvania corporation (the “Company”), hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) declare the Registration Statement effective on December 23, 2025, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

The Company hereby authorizes Shawn M. Turner of Holland & Knight LLP, attorney for the Company, to orally modify or withdraw this request for acceleration.

Please provide a copy of the Commission’s order declaring the Registration Statement effective to Shawn M. Turner, Holland & Knight LLP, 800 17th Street N.W., Suite 1100, Washington, DC 20006.

If you have any questions regarding this request, please telephone Shawn M. Turner at (303) 974-6645 or, in his absence, Mary Ellen Stanley at (214) 964-9446 at the law firm of Holland & Knight LLP.

Very truly yours,
/s/ Natasha R. Luddington
Natasha R. Luddington
Senior Executive Vice President, Chief Legal Officer and Corporate Secretary

cc:	Natasha R. Luddington

(Fulton Financial Corporation)

Shawn M. Turner

(Holland & Knight LLP)

Mary Ellen Stanley

(Holland & Knight LLP)

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